UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


_____________________________________________
          In the Matter of                   :
                                             :
     APPALACHIAN POWER COMPANY               :
         40 Franklin Road                    :    CERTIFICATE OF
      Roanoke, Virginia 24022                :     NOTIFICATION
                                             :
         File No. 70-5503                    :
                                             :
(Public Utility Holding Company Act of 1935) :
_____________________________________________:


     APPALACHIAN POWER COMPANY (the "Company") hereby certifies, in connection with the Application or Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in Post-Effective Amendment Nos. 17, 18 and 19 to the Application or Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by said Post-Effective Amendments, and the Order of the Securities and Exchange Commission dated August 10, 1998 in said matter, as follows:
     1. On October 22, 1998, the Industrial Development Authority of Russell County (Virginia) (the "Authority") issued and sold to Goldman, Sachs & Co. (the "Underwriter") $19,500,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series H, dated October 1, 1998 (the "Series H Bonds"). The Series H Bonds bear interest at a rate of 5% per annum and mature by their terms on November 1, 2021. The Series H Bonds were sold by the Authority to the Underwriter at an initial offering price of 100% of the principal amount. The Company paid $121,875 to the Underwriter as compensation. The Series H Bonds were issued by the Authority pursuant to an Indenture of Trust dated as of December 1, 1974 between the Authority and First Union National Bank (successor to Dominion Trust Company), as Trustee, as supplemented by various supplemental indentures of trust, including a Seventh Supplemental Indenture of Trust dated as of October 1, 1998 (a copy of which Seventh Supplemental Indenture is attached hereto as Exhibit B-9-1 to the Application or Declaration).
     2. The transaction described above was not subject to the jurisdiction of any state commission other than, and was carried out in accordance with the authorization of, the State Corporation Commission of Virginia.
     3. Such transaction was consummated prior to December 1, 1998 as required by the Order.
     4. This Certificate of Notification is filed within ten days after the consummation of the above-described transaction.
                         APPALACHIAN POWER COMPANY


                         By /s/ Thomas G. Berkemeyer
                                Assistant Secretary


November 4, 1998



                                                    Exhibit B-9-1



             SEVENTH SUPPLEMENTAL INDENTURE OF TRUST


                             Between


       INDUSTRIAL DEVELOPMENT AUTHORITY OF RUSSELL COUNTY


                               And


                    FIRST UNION NATIONAL BANK
              (successor to Dominion Trust Company)
                             Trustee



                   Dated as of October 1, 1998



     THIS SEVENTH SUPPLEMENTAL INDENTURE OF TRUST (the "Seventh Supplemental Indenture"), made as of the 1st day of October, 1998, by and between the INDUSTRIAL DEVELOPMENT AUTHORITY OF RUSSELL COUNTY, a political subdivision of the Commonwealth of Virginia (the "Authority"), and FIRST UNION NATIONAL BANK (successor to Dominion Trust Company), as Trustee (the "Trustee");

                      W I T N E S S E T H :

     WHEREAS, the Authority has issued $24,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series A (the "Series A Bonds"), pursuant to the Industrial Development and Revenue Bond Act, Chapter 49, Title 15.2, Code of Virginia of 1950, as amended (the "Act"), under the Indenture of Trust dated as of December 1, 1974 (the "Indenture"), between the Authority and The First National Exchange Bank of Virginia, as Trustee (the "Original Trustee"), for the purpose of acquiring, constructing, installing, equipping and financing, in part, certain air pollution control facilities (the "Project") at the plants (the "Plants") of Appalachian Power Company, a Virginia public service corporation (the "Company"), in Russell and Giles Counties, Virginia, which facilities were sold to the Company pursuant to an Agreement of Sale dated as of December 1, 1974, as amended (the "Agreement") between the Authority and the Company; and

     WHEREAS, the Authority has issued $17,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series B (the "Series B Bonds"), as Additional Bonds pursuant to Section 2.10 of the Indenture and a First Supplemental Indenture of Trust dated as of December 1, 1975 between the Authority and the Original Trustee (the "First Supplemental Indenture") to provide additional funds to finance a portion of the estimated Cost of Construction of the Project, as defined in the Agreement, not theretofore paid by the application of the Series A Bonds' proceeds; and

     WHEREAS, the Authority has issued $11,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series C (the "Series C Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Second Supplemental Indenture of Trust dated as of November 1, 1979 between the Authority and the Original Trustee (the "Second Supplemental Indenture") to refund $10,500,000 aggregate principal amount of Series A Bonds which matured on December 1, 1979; and

     WHEREAS, the Authority has issued $6,240,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series D (the "Series D Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Third Supplemental Indenture of Trust dated as of November 1, 1980 between the Authority and the Original Trustee (the "Third Supplemental Indenture") to refund $6,000,000 aggregate principal amount of Series B Bonds which matured on December 1, 1980; and

     WHEREAS, the Authority has issued $6,500,000 aggregate principal amount of its Pollution Control Revenue Bonds
(Appalachian Power Company Project), Series E (the "Series E
Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Fourth Supplemental Indenture of Trust dated as of February 1, 1981 between the Authority and the Original Trustee
(the "Fourth Supplemental Indenture") to refund $6,240,000 aggregate principal amount of Series D Bonds which matured on April 1, 1981; and

     WHEREAS, the Original Trustee transferred its trust business and assets substantially as a whole to Dominion Trust Company (the "Subsequent Trustee"), and pursuant to the provisions of Section
9.05 of the Indenture, the Subsequent Trustee thereupon became successor trustee hereunder and became vested with all of the title to the trust estate and all the trusts, powers, discretions, immunities, privileges and all other matters as was the Original Trustee; and

     WHEREAS, the Authority has issued $19,500,000 aggregate principal amount of its Pollution Control Revenue Bonds
(Appalachian Power Company Project), Series F (the "Series F
Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Fifth Supplemental Indenture of Trust dated as of November 1, 1988 between the Authority and the Subsequent Trustee
(the "Fifth Supplemental Indenture") to refund $13,500,000
aggregate principal amount of Series A Bonds and $6,000,000 aggregate principal amount of Series B Bonds at their redemption on December 1, 1988; and

     WHEREAS, the Authority has issued $17,500,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series G (the "Series G Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Sixth Supplemental Indenture of Trust dated as of October 15, 1990 between the Authority and the Subsequent Trustee (the "Sixth Supplemental Indenture") to refund $11,000,000 aggregate principal amount of Series C Bonds at their redemption on December 15, 1990 and $6,500,000 aggregate principal amount of Series E Bonds at their redemption on February 1, 1991; and

     WHEREAS, the Subsequent Trustee transferred its trust business and assets substantially as a whole to First Union National Bank, which merged with the Subsequent Trustee, and pursuant to the provisions of Section 9.05 of the Indenture, the Trustee thereupon became successor trustee hereunder and became vested with all of the title to the trust estate and all the trusts, powers, discretions, immunities, privileges and all other matters as was the Subsequent Trustee; and

     WHEREAS, the Authority has determined to issue $19,500,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series H (the "Series H Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture to refund $19,500,000 aggregate principal amount of Series F Bonds at their maturity on November 1, 1998; and

     WHEREAS, the issuance of the Series H Bonds has been approved by the Board of Supervisors of Russell County, Virginia and the Board of Supervisors of Giles County, Virginia, after public hearings, as required by Section 147(f) of the Internal Revenue Code of 1986, as amended; and

     WHEREAS, the Authority has determined that the Bonds issuable hereunder, and the certificate of authentication by the Trustee to be endorsed on all such Bonds shall be, respectively, substantially in the following forms with such variations, omissions and insertions as are required or permitted by the Indenture or this Seventh Supplemental Indenture:

                         (FORM OF BOND)

NO.                                                   $

                    UNITED STATES OF AMERICA
                    COMMONWEALTH OF VIRGINIA
                INDUSTRIAL DEVELOPMENT AUTHORITY
                        OF RUSSELL COUNTY
                 Pollution Control Revenue Bond
               (Appalachian Power Company Project)
                            SERIES H

MATURITY DATE:                                        CUSIP:

     REGISTERED OWNER:

     PRINCIPAL AMOUNT:                               DOLLARS


     The Industrial Development Authority of Russell County, a political subdivision of the Commonwealth of Virginia (the Authority), for value received, hereby promises to pay, solely from the source and as hereinafter provided, to the registered owner stated above, or registered assigns or legal representatives, upon presentation and surrender hereof at the principal office of First Union National Bank (successor to Dominion Trust Company), as Trustee, or its successor in trust (the Trustee), in Richmond, Virginia, or, at the option of the registered owner hereof, at the principal office of such paying agent as may be designated pursuant to the Indenture hereinafter referred to, the principal sum stated above on the maturity date stated above, subject to prior redemption as hereinafter provided, and to pay from such source to the registered owner hereof interest hereon by check or draft mailed to the registered owner at his address as it appears on the registration books kept by the Trustee, as Bond Registrar, such interest payable semiannually on each May 1 and November 1, beginning November 1, 1998 from the date of this Bond, if this Bond is authenticated prior to november 1, 1998, or otherwise from the May 1 or November 1 that is, or immediately precedes, the date on which this Bond is authenticated, until payment of said principal sum at the rate of ______ per centum (______%) per annum. Both principal and interest are payable in lawful money of the United States of America.

     THIS BOND AND THE ISSUE OF WHICH IT IS A PART AND THE INTEREST THEREON ARE LIMITED OBLIGATIONS OF THE AUTHORITY PAYABLE SOLELY FROM THE REVENUES AND RECEIPTS DERIVED FROM THE AGREEMENT OF SALE HEREINAFTER REFERRED TO (EXCEPT TO THE EXTENT PAID FROM BOND PROCEEDS AND INCOME FROM TEMPORARY INVESTMENTS), WHICH REVENUES AND RECEIPTS (EXCEPT FOR PAYMENTS OF AUTHORITY EXPENSES UNDER SECTION
4.3 OF THE AGREEMENT OF SALE AND PAYMENTS FOR INDEMNIFICATION UNDER SECTIONS 4.5 AND 6.1 OF THE AGREEMENT OF SALE) HAVE BEEN PLEDGED AND ASSIGNED TO THE TRUSTEE TO SECURE PAYMENT THEREOF. THE BONDS AND THE INTEREST THEREON SHALL NOT BE DEEMED TO CONSTITUTE A DEBT OR A PLEDGE OF THE FAITH AND CREDIT OF THE COMMONWEALTH OF VIRGINIA NOR ANY POLITICAL SUBDIVISION THEREOF, INCLUDING THE AUTHORITY AND RUSSELL COUNTY. NEITHER THE COMMONWEALTH OF VIRGINIA NOR ANY POLITICAL SUBDIVISION THEREOF, INCLUDING THE AUTHORITY AND RUSSELL COUNTY, SHALL BE OBLIGATED TO PAY THE PRINCIPAL OF THE BONDS, THE INTEREST THEREON OR OTHER COSTS INCIDENT THERETO EXCEPT FROM THE REVENUES AND RECEIPTS PLEDGED THEREFOR, AND NEITHER THE FAITH AND CREDIT NOR THE TAXING POWER OF THE COMMONWEALTH OF VIRGINIA OR ANY POLITICAL SUBDIVISION THEREOF IS PLEDGED TO THE PAYMENT OF THE PRINCIPAL OF THE BONDS OR THE INTEREST THEREON OR OTHER COSTS INCIDENT THERETO. THE AUTHORITY HAS NO TAXING POWER.

     This Bond is one of an issue of $19,500,000 aggregate principal amount of Industrial Development Authority of Russell County Pollution Control Revenue Bonds (Appalachian Power Company Project), Series H (the Bonds), of like date and tenor, except as to number and principal amount, authorized and issued pursuant to the Industrial Development and Revenue Bond Act (Chapter 49, Title 15.2, Code of Virginia of 1950, as amended) for the purpose of refunding certain Pollution Control Revenue Bonds (Appalachian Power Company Project), Series F, which were previously issued by the Authority for the purpose of refunding other bonds previously issued by the Authority for the purpose of acquiring, constructing, installing, equipping and financing, in part, certain air pollution control facilities (the Project) at the plants of Appalachian Power Company, a Virginia public service corporation (the Company), in Russell and Giles Counties, Virginia (such plants being collectively referred to herein as the Plants) and selling the same to the Company pursuant to an Agreement of Sale dated as of December 1, 1974, as amended (the Agreement of Sale), between the Authority and the Company. The Bonds are issued under and, together with other series of bonds, are equally and ratably secured by an Indenture of Trust dated as of December 1, 1974, as supplemented and amended, and as further supplemented by a Seventh Supplemental Indenture of Trust dated as of October 1, 1998 (the Indenture of Trust as so supplemented and amended being referred to herein as the Indenture), between the Authority and the Trustee which assigns to the Trustee, as security for the Bonds, the Authority's rights under the Agreement of Sale (except for its rights to payment of Authority fees and expenses and indemnification of the Authority and the right to receive notices). Reference is hereby made to the Indenture, the Agreement of Sale and to all amendments and supplements thereto for a description of the provisions, among others, with respect to the nature and extent of the security, the rights, duties and obligations of the Authority and the Trustee and the rights of the owners of the Bonds and the terms upon which the Bonds are issued and secured. Additional bonds and refunding bonds ranking equally with the Bonds and other bonds issued under the Indenture may be issued on the terms provided in the Indenture.

     The Bonds are subject to redemption by the Authority in whole, but not in part, at any time upon payment of 100% of the principal amount thereof, plus interest accrued to the redemption date, in the event of the exercise by the Company of its option to prepay the entire purchase price of the Project under circumstances involving (i) the imposition of unreasonable burdens or excessive liabilities on the Company or the Authority with respect to the Project or either of the Plants, or the operation of the Project or either of the Plants, including taxes not imposed on December 1, 1974 and economic, technological or other changes making the continued operation of the Plants uneconomical in the opinion of the Company's Board of Directors; (ii) damage to or destruction of the Project or a portion thereof or all or a portion of either or both of the Plants; (iii) condemnation of all or substantially all of the Project or all or a portion of either or both of the Plants; or (iv) the operation of either of the Plants being enjoined, all as provided in Section 8.1(b) through (e) of the Agreement of Sale.

     The Bonds are also subject to optional redemption (at the election of the Company without any further action of the Authority) prior to maturity on or after __________ __, at any time in whole or in part (if less than all of the Bonds are to be redeemed, the Bonds to be redeemed to be selected by lot) upon payment of the following redemption prices (expressed as a percentage of the principal amount of Bonds to be redeemed) plus accrued interest to the redemption date:

                                                       Redemption
Redemption Dates (Dates Inclusive)                        Price






     If less than all of the Bonds are called for redemption, each $5,000 principal amount of a Bond having a principal amount of more than $5,000 shall be counted as one Bond for the purpose of selecting by lot.

     If any of the Bonds or portions thereof are called for redemption, the Trustee shall cause a notice thereof to be sent by registered or certified mail to the registered owner of the Bonds not less than 30 nor more than 60 days prior to the redemption date. Provided funds for their redemption are on deposit at the place of payment on the redemption date, all Bonds or portions thereof so called for redemption shall cease to bear interest on the redemption date, shall no longer be secured by the Indenture and shall not be deemed to be outstanding under the provisions of the Indenture. If a portion of this Bond shall be called for redemption, a new Bond in principal amount equal to the unredeemed portion hereof will be issued to the registered owner upon the surrender hereof.

     The owner of this Bond shall have no right to enforce the provisions of the Indenture or to institute action to enforce the covenants therein or to take any action with respect to any Event of Default under the Indenture or to institute, appear in or defend any suit or other proceeding with respect thereto, except as provided in the Indenture. In certain events, on conditions, in the manner and with the effect set forth in the Indenture, the principal of all the Bonds issued under the Indenture and then outstanding may become or may be declared due and payable before their stated maturities, together with interest accrued thereon. Modifications or alterations of the Indenture, or of any supplements thereto, may be made only to the extent and in the circumstances permitted by the Indenture.

     The Bonds are issuable as registered bonds without coupons in the denominations of $5,000 or any integral multiple thereof.

     The transfer of this Bond may be registered by the registered owner hereof in person or by his duly authorized attorney or legal representative at the principal office of the Trustee, but only in the manner and subject to the limitations and conditions provided in the Indenture and upon surrender and cancellation of this Bond. Upon any such registration of transfer the Authority shall execute and the Trustee shall authenticate and deliver in exchange for this Bond a new Bond or Bonds, registered in the name of the transferee, of authorized denominations. The Bond Registrar shall, prior to due presentment for registration of transfer, treat the registered owner as the person exclusively entitled to payment of principal and interest and the exercise of all other rights and powers of the owner.

     All acts, conditions and things required to happen, exist or be performed precedent to and in the issuance of this Bond have happened, exist and have been performed.

     This Bond shall not become obligatory for any purpose or be entitled to any security or benefit under the Indenture or be valid until the Trustee shall have executed the Certificate of Authentication appearing hereon.

     IN WITNESS WHEREOF, the Industrial Development Authority of Russell County has caused this Bond to be signed by the manual or facsimile signature of its Chairman, the seal, which may be a facsimile seal, of the Authority to be printed hereon and attested by the manual or facsimile signature of its Secretary, and this Bond to be dated as of __________ __, 1998.

                              INDUSTRIAL DEVELOPMENT AUTHORITY
                              OF RUSSELL COUNTY

                              By____________________________
                                         Chairman
(Seal)

Attest:

_________________________
        Secretary



        (FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION)

     This Bond is one of the Bonds of the Series described in the within-mentioned Indenture.

                              FIRST UNION NATIONAL BANK,
                              as Trustee

                              By____________________________
                                   Authorized Officer


Date:

                      (FORM OF ASSIGNMENT)

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto___________________________________________________

(Please insert Social Security or other taxpayer identification number of assignee)______________________________________________

(Please print or typewrite Name and Address of Assignee)

_________________________________________________________________

the within Bond, and all rights thereunder, and hereby does irrevocably constitute and appoint_______________________________ Attorney to transfer the within Bond on the books kept for the registration thereof, with full power of substitution in the premises.

Dated:

                         ___________________________________
                         NOTICE: The signature to this assignment must correspond with the name as it appears on the face of the within Bond in every particular, without alteration or enlargement or any change whatever.

Signature Guaranteed:    _______________________________; and
                         NOTICE:   Signature(s) must be guaranteed
                         by an Eligible Guarantor Institution such as a Commercial Bank, Trust Company,
                         Securities Broker/Dealer, Credit Union,
                         or Savings Association who is a member of a medallion program approved by The
                         Securities Transfer Association, Inc.



                     STATEMENT OF INSURANCE


     MBIA Insurance Corporation (the "Bond Insurer") has issued a policy containing the following provisions, such policy being on file at First Union National Bank, Richmond, Virginia.

     The Bond Insurer, in consideration of the payment of the premium and subject to the terms of this policy, hereby unconditionally and irrevocably guarantees to any owner, as hereinafter defined, of the following described obligations, the full and complete payment required to be made by or on behalf of the Authority to First Union National Bank or its successor (the "Paying Agent") of an amount equal to (i) the principal of (either at the stated maturity or by any advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Obligations (as that term is defined below) as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed hereby shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law. The amounts referred to in clauses (i) and (ii) of the preceding sentence shall be referred to herein collectively as the "Insured Amounts". "Obligations" shall mean the Industrial Development Authority of Russell County Pollution Control Revenue Bonds (Appalachian Power Company Project), Series H.

     Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Bond Insurer from the Paying Agent or any owner of an Obligation the payment of an Insured Amount for which is then due, that such required payment has not been made, the Bond Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such Insured Amounts which are then due. Upon presentment and surrender of such Obligations or presentment of such other proof of ownership of the Obligations, together with any appropriate instruments of assignment to evidence the assignment of the Insured Amounts due on the Obligations as are paid by the Bond Insurer, and appropriate instruments to effect the appointment of the Bond Insurer as agent for such owners of the Obligations in any legal proceeding related to payment of Insured Amounts on the Obligations, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disburse to such owners or the Paying Agent payment of the Insured Amounts due on such Obligations, less any amount held by the Paying Agent for the payment of such Insured Amounts and legally available therefor. This policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Obligation.

     As used herein, the term "owner" shall mean the registered owner of any Obligation as indicated in the books maintained by the Paying Agent, the Authority, or any designee of the Authority for such purpose. The term owner shall not include the Authority or any party whose agreement with the Authority constitutes the underlying security for the Obligations.

     Any service of process on the Bond Insurer may be made to the Bond Insurer at its offices located at 113 King Street, Armonk, New York 10504 and such service of process shall be valid and binding.

     This policy is non-cancellable for any reason. The premium on this policy is not refundable for any reason including the payment prior to maturity of the Obligations.

     WHEREAS, all things necessary have been done and performed to make the Series H Bonds, when issued and authenticated by the Trustee, valid, binding and legal limited obligations of the Authority and to constitute this Seventh Supplemental Indenture a valid and binding agreement securing the payment of the principal of, premium, if any, and interest on all bonds issued and to be issued hereunder and under the Indenture (the Indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture and this Seventh Supplemental Indenture being referred to herein as the Indenture) and the execution and delivery of this Seventh Supplemental Indenture and the execution and issuance of the Series H Bonds have in all respects been authorized;

     NOW, THEREFORE, the Authority hereby agrees and covenants with the Trustee and with the respective holders and owners, from time to time of the Series F, Series G and Series H Bonds or coupons thereon, or any part thereof, as follows:


                            ARTICLE I
                    Purpose of Series H Bonds

     Section 1.01. Purpose of Series H Bonds. The Series H Bonds of the Authority are authorized for the purpose of refunding
$19,500,000 aggregate principal amount of Series F Bonds at their maturity on November 1, 1998.


                           ARTICLE II
                       The Series H Bonds

     Section 2.01. Issuance of Series H Bonds. There are hereby authorized to be issued Pollution Control Revenue Bonds of the Authority in the aggregate principal amount of nineteen million five hundred thousand dollars ($19,500,000) as Refunding Bonds pursuant to Section 2.11 of the Indenture. Said Bonds shall be designated "Industrial Development Authority of Russell County Pollution Control Revenue Bonds (Appalachian Power Company Project), Series H", shall be dated as of the 1st day of October, 1998, shall bear interest payable semiannually on the first day of May and November beginning November 1, 1998 in each year at the rate of five per centum (5%) per annum and shall mature, subject to the right of prior redemption as hereinafter set forth, on November 1, 2021.

     Both principal of and interest on the Series H Bonds shall be payable in lawful money of the United States of America, but only from the revenues and receipts pledged to the payment thereof as provided herein and in the Indenture.

     Section 2.02. Form of Series H Bonds. The Series H Bonds shall be issued substantially in the form of the Series H Bond hereinabove set forth, with such appropriate variations, omissions and insertions as are permitted or required by the Indenture or this Seventh Supplemental Indenture.

     Initially, one certificate for the Series H Bonds will be issued and registered to the Securities Depository (as defined below), or its nominee. The Authority may enter into a Letter of Representations (as defined below) relating to a book-entry system to be maintained by the Securities Depository with respect to the Series H Bonds.

     In the event that (a) the Securities Depository determines not to continue to act as a securities depository for the Series H Bonds by giving notice to the Trustee and the Authority discharging its responsibilities hereunder, or (b) the Authority determines (at the direction of the Company) (i) that beneficial owners of Series H Bonds shall be able to obtain certificated Series H Bonds or (ii) to select a new Securities Depository, then the Trustee shall, at the direction of the Authority (at the request of the Company), attempt to locate another qualified securities depository to serve as Securities Depository or authenticate and deliver certificated Series H Bonds to the beneficial owners or to the Securities Depository participants on behalf of beneficial owners substantially in the form provided for in this Section. In delivering certificated Series H Bonds, the Trustee shall be entitled to rely on the records of the Securities Depository as to the beneficial owners or the records of the Securities Depository participants acting on behalf of beneficial owners. Such certificated Series H Bonds will then be registrable, transferable and exchangeable as set forth in this Indenture.

     So long as there is a Securities Depository for the Series H Bonds (1) it or its nominee shall be the registered owner of the Series H Bonds; (2) notwithstanding anything to the contrary in this Indenture, determinations of persons entitled to payment of principal, premium, if any, and interest, transfers of ownership and exchanges and receipt of notices shall be the responsibility of the Securities Depository and shall be effected pursuant to rules and procedures established by such Securities Depository; (3) the Authority, the Company and the Trustee shall not be responsible or liable for maintaining, supervising or reviewing the records maintained by the Securities Depository, its participants or persons acting through such participants; (4) except to the extent the Bond Insurer is deemed to be the holder of the Series H Bonds, as provided in Article V, references in this Indenture to registered owners of the Series H Bonds shall mean such Securities Depository or its nominee and shall not mean the beneficial owners of the Series H Bonds; and (5) in the event of any inconsistency between the provisions of this Indenture and the provisions of the Letter of Representations such provisions of the Letter of Representations, except to the extent set forth in this paragraph and the next preceding paragraph, shall control.

     For purposes of this Section, the following terms shall have the following meanings:

     "Letter of Representations" means the Blanket Letter of Representations dated September 8, 1998, from the Authority to the Securities Depository and (with the consent of the Company) any amendments thereto, or successor agreements between the Authority and any successor Securities Depository, relating to a book-entry system to be maintained by the Securities Depository with respect to the Series H Bonds.

     "Securities Depository" means The Depository Trust Company, a corporation organized and existing under the laws of the State of New York, and any other securities depository for the Series H Bonds appointed pursuant to this Section, and their successors.

     Section 2.03. Execution, Authentication and Delivery of Series H Bonds. The Series H Bonds shall be executed, authenticated and delivered, and the proceeds therefrom deposited, as provided in Section 2.11 of the Indenture, as amended by Section
5.01 of the Second Supplemental Indenture, and Section 3.2(c) of the Agreement. A copy of the Bond Insurance Policy, as defined in
Article V, shall be delivered to the Trustee.


                           ARTICLE III
          Redemption of Series H Bonds Before Maturity

     Section 3.01. Redemption. The Series H Bonds are subject to redemption in whole, but not in part, at any time upon payment of 100% of the principal amount thereof, plus interest accrued to the redemption date by the Authority in the event that the Company shall exercise its option to prepay, and shall prepay, the purchase price of the Project under circumstances involving (i) the imposition of unreasonable burdens or excessive liabilities on the Company or the Authority with respect to the Project or either of the Plants, or the operation of the Project or either of the Plants, including taxes not imposed on December 1, 1974 and economic, technological or other changes making the continued operation of the Plants uneconomical in the opinion of the Company's Board of Directors; (ii) damage to or destruction of the Project or a portion thereof or all or a portion of either or both of the Plants; (iii) condemnation of all or substantially all of the Project or all or a portion of either or both of the Plants; or
(iv) the operation of either of the Plants being enjoined, all as provided in Section 8.1(b) through (e) of the Agreement.


     The Series H Bonds are also subject to optional redemption (at the election of the Company without any further action of the Authority) prior to maturity on or after November 1, 2008 at any time in whole or in part (if less than all of the Series H Bonds are to be redeemed, the Series H Bonds to be redeemed to be selected by lot by the Trustee) upon payment of the following redemption prices (expressed as a percentage of principal amount of Series H Bonds to be redeemed) plus accrued interest to the redemption date:

                                                       Redemption
Redemption Dates (Dates Inclusive)                        Price

November 1, 2008 to October 31, 2009                     101.00%
November 1, 2009 to October 31, 2010                     100.50%
November 1, 2010 and thereafter                          100.00%


     If less than all of the Series H Bonds shall be called for redemption, each $5,000 principal amount of a Series H Bond having a principal amount of more than $5,000 shall be counted as one Bond for the purpose of selecting by lot. If a portion of a Series H Bond having a principal amount of more than $5,000 shall be called for redemption, a new series H Bond in principal amount equal to the unredeemed portion thereof shall be issued to the registered owner upon the surrender thereof.

Section 3.02.  Other Provisions Pertaining to Redemption.
Reference is hereby made to Article III of the Indenture for the provisions describing the methods and effects of redemption.


                           ARTICLE IV
                     Covenants and Security

     Section 4.01. Authority; Compliance with Conditions. The Authority covenants that it is duly authorized under the laws of the Commonwealth of Virginia, including particularly and without limitation the Act, to issue the Series H Bonds authorized hereby and to execute and deliver this Seventh Supplemental Indenture, to assign and pledge the Agreement and the revenues and receipts payable under the Agreement, to grant a security interest therein and to pledge the revenues and receipts hereby pledged and in the manner and to the extent contemplated herein and in the Indenture; that all of the requirements and conditions for the issuance of the Series H Bonds and the execution and delivery of this Seventh Supplemental Indenture have been satisfied and complied with; that all other action on its part necessary for the issuance of the Series H Bonds and the execution and delivery of this Seventh Supplemental Indenture has been duly and effectively taken; and that the Series H Bonds in the hands of the owners thereof are and will be valid and enforceable limited obligations of the Authority according to the terms thereof and hereof.

     Section 4.02. Security for Series H Bonds; Confirmation of Indenture. The Series H Bonds shall be equally and ratably secured under the Indenture with all outstanding Bonds, and any other series of Bonds which may be issued pursuant to Section 2.10 or
2.11 of the Indenture, without preference, priority or distinction of any Bonds, as defined therein, over any other Bonds. As supplemented and amended, the Indenture is in all respects ratified and confirmed, and the Indenture, including each supplemental indenture, shall be read, taken and construed as one and the same instrument. All covenants, agreements and provisions of, and all security provided under, the Indenture shall apply with full force and effect to the Series H Bonds and to the owners thereof.

     Section 4.03. Tax Option. The Authority, in the resolution authorizing the issuance of the Series H Bonds and the execution and delivery of this Seventh Supplemental Indenture, has exercised the option provided by Section 1.103-8(g)(4) of the proposed Income Tax Regulations contained in the Notice of Proposed Rule Making published on August 20, 1975 to have the provisions of Section 1.103-8 of the Income Tax Regulations prescribed by T.D. 7199, as corrected August 11, 1972, and not the provisions of such proposed Income Tax Regulations, applied to the Series H Bonds. The Authority covenants and agrees to take such further action as may from time to time be required in order to implement the exercise of such option, including, but not limited to, the execution of any letter or Internal Revenue Service form necessary or desirable to signify the exercise or re-exercise of such option.


                            ARTICLE V
                 Special Insurance Requirements

     Section 5.01. Notice of Certain Redemptions. The Trustee shall notify the Bond Insurer in the manner set forth in Article
III of the Indenture and in the form of the Series H Bonds of any redemption of Series H Bonds pursuant to such provisions.

     Section 5.02. Notice of Default; Notices of Claims Under Bond Insurance Policy.

          (a) The Trustee shall give the Bond Insurer Immediate Notice of any Event of Default with respect to the Series H Bonds set forth in Section 8.01(a) or (b) of the Indenture. The Trustee shall also give the Bond Insurer Immediate Notice if the Trustee has been notified by the Company by the second Business Day prior to any payment date set forth in Section 8.01(a) or (b) of the Indenture that the Company does not intend to make such payment. The Trustee shall give the Bond Insurer notice of any other Event of Default within 30 days after any Responsible Officer has knowledge of an Event of Default under Section 8.01(c), (d) or (e) of the Indenture.

          (b) The Trustee shall, at the time it provides notice to the Bond Insurer under either of the first two sentences of subsection (a), notify registered owners of Series H Bonds entitled to receive the payment of principal or interest thereon from the Bond Insurer (i) as to the fact of such entitlement; (ii) that the Bond Insurer will remit to them all or a part of the interest payments next coming due upon proof of entitlement of holders of Series H Bonds to interest payments and delivery to the Insurance Trustee, in form satisfactory to the Insurance Trustee, of an appropriate assignment of the registered owner's right to payment;
(iii) that should they be entitled to receive full payment of principal from the Bond Insurer, they must surrender their Series
H Bonds (along with an appropriate instrument of assignment in form satisfactory to the Insurance Trustee to permit ownership of such Series H Bonds to be registered in the name of the Bond Insurer) for payment to the Insurance Trustee, and not the Trustee; and (iv) that should they be entitled to receive partial payment of principal from the Bond Insurer, they must surrender their Series
H Bonds for payment thereon first to the Trustee, who shall note on such Series H Bonds the portion of the principal paid by the Trustee and then, along with the appropriate instrument of assignment in form satisfactory to the Insurance Trustee, to the Insurance Trustee, which will then pay the unpaid portion of principal.

          (c) In the event that a Responsible Officer of the Trustee has notice that any payment of principal of or interest on a Series H Bond which has become due for payment and which is made to a holder of a Series H Bond by or on behalf of the Authority has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with the final, nonappealable order of a court having competent jurisdiction, the Trustee shall, at the time the Bond Insurer is notified that the Trustee does not have sufficient funds to pay principal of or interest on the Series H Bonds on an interest payment date, notify all registered owners that in the event that any registered owner's payment is so recovered, such registered owner will be entitled to payment from the Bond Insurer to the extent of such recovery if sufficient funds are not otherwise available, and the Trustee shall furnish to the Bond Insurer its records evidencing the payments of principal of and interest on the Series H Bonds which have been made by the Trustee and subsequently recovered from registered owners and the dates on which such payments were made.

     Section 5.03. Deemed Holder For Default and Remedies. For all purposes of Article VIII of the Indenture, the Bond Insurer shall be deemed to be the sole holder of the Series H Bonds. The Trustee shall continue to provide notice to all holders of bonds as provided in Section 9.03 and 9.06 of the Indenture.

     Section 5.04. Supplemental Indentures and Amendments to Agreement. For all purposes of Article X (except for the provisions of clauses (i), (ii) and (iii) of Section 10.02) and XI of the Indenture, the Bond Insurer shall be deemed to be the holder of Series H Bonds. In the case of any Supplemental Indenture or any amendment to the Agreement requiring the consent of holders of Series H Bonds, at least 15 Business Days prior to executing such proposed Supplemental Indenture or any amendment to the Agreement, the Trustee shall give notice of such execution together with a copy of such Supplemental Indenture or any amendment to the Agreement to any Rating Agency then maintaining a credit rating with respect to the Series H Bonds. The Trustee shall give notice to the Bond Insurer of any Supplemental Indenture or amendment to the Agreement not requiring the consent of bondholders.

     Section 5.05. Successor Trustees. The Trustee shall give written notice of its resignation, in accordance with Section 9.06 of the Indenture, to the Bond Insurer at the same time such notice is given to the Authority. The Authority shall give notice to the Bond Insurer of its removal of the Trustee and of its appointment of a successor Trustee in the event of a resignation or removal of the Trustee, all in accordance with Section 9.08 of the Indenture. The Bond Insurer shall be treated as the sole holder of Series H Bonds for purposes of approving any successor Trustee.

     Section 5.06. Bond Insurer as Party in Interest. The Bond Insurer shall be included as a party in interest with respect to the Series H Bonds and as a party entitled to (a) notify the Trustee of the occurrence of an Event of Default, and (b) request the Trustee to intervene in judicial proceedings that affect the Series H Bonds or the security therefor. The Trustee shall be required to accept notice of an Event of Default from the Bond Insurer as the sole holder of the Series H Bonds.

     Section 5.07. Access to the Register. Upon the occurrence of an Event of Default which would require the Bond Insurer to make payments of principal of or interest on the Series H Bonds in accordance with the Bond Insurance Policy, the Trustee, as Bond Registrar, shall provide access to the books kept for the registration of transfer of Series H Bonds to the Bond Insurer, the Insurance Trustee or other designee of the Bond Insurer.

     Section 5.08. Notices to Bond Insurer. All notices, consents or other communications required or permitted to be given to the Bond Insurer under the Indenture shall be deemed sufficiently given if given in writing, mailed by registered or certified mail, postage prepaid and addressed as follows: MBIA Insurance Corporation, 113 King Street, Armonk, New York 10504, Attention:
General Counsel. The Bond Insurer may from time to time give notice in writing to all parties to the Seventh Supplemental Indenture designating a different address or addresses for notice hereunder.

     Section 5.09. Termination of Special Insurance Requirements. The provisions of this Article shall apply only so long as the Bond Insurance Policy shall be in full force and effect and the Bond Insurer is not in default thereunder or obligations remain to the Bond Insurer hereunder.

     Section 5.10. No Effect on Parity Status under Indenture. Nothing in this Article regarding providing notices or recognition of the Bond Insurer as the holder of the Series H Bonds shall alter the provisions of Section 4.02 (as required by the Indenture), that the Series H Bonds shall be equally and ratably secured under the Indenture with all outstanding bonds, and any other series of bonds which may be issued pursuant to Section 2.10 or 2.11 of the Indenture, without preference, priority or distinction of any bonds, as defined therein, over any other bonds.

     Section 5.11. Deposits under Section 7.01 of the Indenture. In addition to the other requirements of Section 7.01 of the Indenture, moneys and non-callable Government Obligations are the only deposits which may be made with the Trustee under such Section in order that the Series H Bonds shall be no longer secured by or entitled to the benefits of the Indenture.

     Section 5.12.  Confirmation of Application of Term
"outstanding" to Series H Bonds paid by Bond Insurer; Appointment of Bond Insurer as Agent; Recordation of Rights of Subrogation in
Registration Books.

          (a) Notwithstanding anything herein to the contrary, in the event that the principal and/or interest due on the Series H Bonds shall be paid by the Bond Insurer pursuant to the Bond Insurance Policy, the Series H Bonds (i) shall continue to be outstanding within the meaning of the Indenture for all purposes;
(ii) shall not be considered defeased, otherwise satisfied or paid by the Authority; and (iii) the assignment and pledge of the Indenture and all covenants, agreements and other obligations of the Authority and the Company to the registered owners shall continue to exist and shall run to the benefit of the Bond Insurer, and the Bond Insurer shall be subrogated to the rights of such registered owners to the extent of each such payment.

          (b) If and to the extent there is a deficiency in amounts required to pay interest on the Series H Bonds, the Trustee shall (i) execute and deliver to State Street Bank and Trust Company, N.A., or its successors under the Bond Insurance Policy (the "Insurance Paying Agent"), in form satisfactory to the Insurance Paying Agent, an instrument appointing the Bond Insurer as agent for holders of the Series H Bonds ("Holders") in any legal proceeding related to the payment of such interest and an assignment to the Bond Insurer of the claims for interest to which such deficiency relates and which are paid by the Insurer; (ii) receive as designee of the respective Holders (and not as Trustee) in accordance with the tenor of the Bond Insurance Policy payment from the Insurance Paying Agent with respect to the claims for interest so assigned; and (iii) disburse the same to such respective Holders; and

          (c) If and to the extent there is a deficiency in amounts required to pay principal of the Series H Bonds, the Trustee shall (i) execute and deliver to the Insurance Paying Agent in form satisfactory to the Insurance Paying Agent an instrument appointing the Bond Insurer as agent for such Holder in any legal proceeding relating to the payment of such principal and an assignment to the Bond Insurer of any of the Series H Bonds surrendered to the Insurance Paying Agent of so much of the principal amount thereof as has not previously been paid or for which moneys are not held by the Trustee and available for such payment (but such assignment shall be delivered only if payment from the Insurance Paying Agent is received); (ii) receive as designee of the respective Holders (and not as Trustee) in accordance with the tenor of the Bond Insurance Policy payment therefor from the Insurance Paying Agent; and (iii) disburse the same to such Holders.

          (d) To assist the Trustee in allocating available moneys held under the Indenture, (i) in the case of subrogation as to claims for past due interest, the Trustee shall note the Bond Insurer's rights as subrogee on the registration books of the Authority maintained by the Trustee upon receipt from the Bond Insurer of proof of the payment of interest thereon to the registered owners of the Series H Bonds, and (ii) in the case of subrogation as to claims for past due principal, the Trustee shall note the Bond Insurer's rights as subrogee on the registration books of the Authority maintained by the Trustee upon surrender of the Series H Bonds by the registered owners thereof together with proof of the payment of principal thereof.

          (e) To the extent the Bond Insurer makes payments, directly or indirectly (as by paying through the Trustee), on account of principal of or interest on the Series H Bonds, the Bond Insurer will be subrogated to the rights of such Holders to receive the amount of such principal and interest from the Authority, with interest thereon as provided and solely from the sources stated in this Indenture and the Series H Bonds; and

          (f) The Authority and the Trustee will pay to the Bond Insurer the amount of such principal and interest (including principal and interest recovered under subparagraph (ii) of the first paragraph of the Policy, which principal and interest shall be deemed past due and not to have been paid), with interest thereon as provided in the Indenture and the Series H Bonds, but only from the sources and in the manner provided herein for the payment of principal of and interest on the Series H Bonds to Holders, and will otherwise treat the Bond Insurer as the owner of such rights to the amount of such principal and interest.

     For purposes of this Article the following terms shall have the following meanings:

     "Bond Insurance Policy" shall mean the financial guaranty insurance policy issued by the Bond Insurer that guarantees payment of principal of and interest on the Series H Bonds.

     "Bond Insurer" shall mean MBIA Insurance Corporation, a New
York-domiciled stock insurance company.

     "Business Day" shall mean any day of the week other than Saturday, Sunday or a day which shall be, in the Commonwealth of Virginia, the State of New York or in the jurisdiction in which the principal office of the Trustee is located, a legal holiday or a day on which banking corporations are authorized or obligated by law or executive order to close.

     "Immediate Notice" shall mean telephonic or telegraphic notice, promptly followed by written notice by registered or certified mail to such address as the addressee shall have directed in writing; provided, however, that telephonic or telegraphic notice shall be effective notwithstanding any failure to receive such written notice.

     "Insurance Trustee" shall mean State Street Bank and Trust
Company, N.A., or its successor, as Insurance Trustee under the Bond Insurance Policy.

     "Rating Agency" shall mean Moody's or Standard & Poor's or both or, if either such credit rating agency is no longer issuing applicable credit ratings, any other nationally recognized rating agency designated by the Authority with the approval of the Trustee.

     "Responsible Officer" shall mean an officer of the Trustee assigned to the Trustee's corporate trust department, including, without limitation, any Vice President, any Assistant Vice President, any Trust Officer, or any other officer performing functions similar to those performed by the persons who at the time shall be such officers and also means any other officer of the Trustee to whom any corporate trust matter is referred because of his knowledge of and familiarity with the particular subject.


                           ARTICLE VI
                          Miscellaneous

     Section 6.01. Authority of Officers and Agents. The officers and agents of the Authority shall do all acts and things required of them by this Seventh Supplemental Indenture, the Indenture and the Series H Bonds for the complete and punctual performance of all covenants and agreements contained herein and therein.

     Section 6.02.  Successors and Assigns.  This Seventh
Supplemental Indenture shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     Section 6.03.  Applicable Law.  This Seventh Supplemental
Indenture shall be governed by the applicable laws of the Commonwealth of Virginia.

     Section 6.04.  Counterparts.  This Seventh Supplemental
Indenture may be executed in several counterparts, each of which shall be an original, and all of which together shall constitute but one and the same instrument.

     IN WITNESS WHEREOF, the Authority and the Trustee have caused this Seventh Supplemental Indenture to be executed in their respective corporate names, all as of the date first above written.


                              INDUSTRIAL DEVELOPMENT AUTHORITY
                                 OF RUSSELL COUNTY


                              By_/s/ H. M. Harless___
                                         Chairman



                              FIRST UNION NATIONAL BANK,
                                                  as Trustee


                              By_/s/ Patricia A. Welling___
                                   Vice President